**YuMe, Inc.
(NYSE:YUME)
Investor Presentation**

**May 9, 2016**

**VIEX Capital Advisors, LLC**



# Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of VIEX Capital Advisors, LLC and certain of its affiliates ("collectively, VIEX"), and are based on publicly available information with respect to YuMe, Inc. ("YuMe" or the "Company"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by YuMe with the Securities and Exchange Commission ("SEC"), and other sources.

VIEX has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

VIEX shall not be responsible or have any liability for any misinformation contained in any SEC filing, any third party report or this presentation. There is no assurance or guarantee with respect to the prices at which any securities of YuMe will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which VIEX believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of YuMe will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

VIEX reserves the right to change any of their opinions expressed herein at any time as they deem appropriate. VIEX disclaims any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.



# Overview

# Why We Are Here

- VIEX is the largest stockholder of YuMe owning ~15.8% of the outstanding common stock.

- Direct stockholder representation is desperately needed on the YuMe Board due to:

  - **Poor Total Stockholder Return (TSR)**
    - **~68% decline** since IPO (8/7/13) until one day prior to VIEX's initial Schedule13D filing (10/6/15)
  - **Disastrous Operational Performance**
    - From 9/30/13 through 12/31/15, retained earnings have fallen over 40% and YuMe has incurred **~$20.1 million in cumulative losses**
  - **Poor Capital Allocation**
    - Multi-year period of heavy investment has failed to bear fruit
  - **Repeatedly Missed Self-Imposed Financial Targets**
  - **Lack of Alignment of Interests with Stockholders**
    - CEO paid almost $5M from 2013 to 2015 despite unacceptable performance
    - Dilutive stock based compensation despite 2015 being the worst year in Company's history
    - Independent directors with no skin in the game, owning just ~1.6% of the outstanding stock
  - **Poor Corporate Governance**
    - Classified board, inability to call special meetings/act by written consent, CEO/Chairman roles combined
  - **Need for a Proactive, Rather than Reactive Board**
    - Our involvement has resulted in a stock buyback program and support for our declassification proposal

- We have nominated two individuals (to an eight person board) that possess the qualities and skills that are lacking and sorely needed on the YuMe Board and submitted a declassification proposal (which YuMe now supports).

- We sought to avoid a proxy fight but YuMe has refused to offer a direct seat to the principal of its largest stockholder.

VIEX CAPITAL ADVISORS

# VIEX Nominees Will Drive Positive Change

## Elias N. Nader (50)

- Currently Chief Financial Officer of Sigma Designs (NASDAQ: SIGM), a provider of intelligent media platforms for use in the home entertainment and control markets
- Significant experience in cost cutting and capital allocation
- Extensive global business restructuring experience
- Substantial public company audit and accounting experience

## Eric Singer (42)

- Currently Founder and Managing Member of VIEX Capital Advisors
- Direct stockholder representative – will act in ALL stockholders' interests
- Significant financial and investment experience
- Extensive public company board experience

Vote the **GOLD** Proxy Card

# YuMe's Second Largest Stockholder Supports VIEX

➢ Despite having a director recently appointed to the YuMe Board, the Company's second largest stockholder, AVI Management, who owns more than 10% of YuMe's outstanding stock, has lost confidence in the YuMe Board and publically endorsed the VIEX nominees.

> *"The Reporting Persons have come to the conclusion that management is unwilling to listen to stockholders and the Issuer would benefit from additional stockholder representation on the Board and improved corporate governance. To that end, the Reporting Persons strongly recommend that the Board avoid a costly and distracting proxy contest and instead work with VIEX to enhance the composition of the Board and improve the Issuer's corporate governance. The Reporting Persons note that while Mr. Harrar is one of the Issuer's two directors up for election at the 2016 Annual Meeting, its confidence in management has deteriorated to such an extent that the Reporting Persons plan to support the upcoming vote on both VIEX's two director candidates and the Declassification Proposal."*
>
> - Source: AVI Management, Schedule 13D/A filed on 3/30/16

**With over 26% of public stockholder support for VIEX nominees and three separate 13D filers, why is the YuMe Board going to waste upwards of $1,100,000 of stockholder money to oppose our nominees?**

VIEX CAPITAL ADVISORS

# Why is YuMe Board So Opposed to the Appointment of Its Largest Stockholder to the Board?

➢ **Prior to nominating directors on March 4, 2016, VIEX attempted to engage with management and the Board for <u>over 6 months</u>, publicly and privately:**
  - September 16, 2015
  - October 7, 2015
  - November 5, 2015
  - November 17, 2015
  - December 9, 2015
  - December 30, 2015
  - January 8, 2016
  - January 13, 2016
  - February 18, 2016
  - February 19, 2016

➢ **Subsequent to nomination, VIEX reached out to management to avoid a proxy contest.**
  - March 10, 2016 - Management responded that there was nothing to discuss.
  - March 15, 2016 - VIEX sent a letter to YuMe that it was open to making nominees available for interviews with Nominating Committee if YuMe would engage in meaningful discussions with VIEX to reconstitute the Board.  Management did not respond.

➢ **YuMe would not consider the addition of Eric Singer as part of any settlement offer.**
  - It is not unreasonable for VIEX (an almost 16% stockholder) to want its founder and managing member (Eric Singer) to be appointed to the Board of which it holds such a large stake.  **What does this Board have to hide that it is so opposed to the addition of a stockholder representative to the Board?**

# About VIEX Capital Advisors, LLC

- ➤ VIEX Capital Advisors, LLC is a New York private investment manager focused on small and mid cap technology companies.

- ➤ In 2015, VIEX generated gross returns of +24%, largely through constructive engagements with boards, management, and stockholders of portfolio companies.

- ➤ VIEX seeks to work alongside management and company boards to identify and execute on opportunities to unlock value for the benefit of all stockholders.

- ➤ VIEX owns ~15.8% of the outstanding shares of YuMe.

- ➤ Eric Singer is the founder and managing member of VIEX.

- ➤ VIEX is committed to maximizing value for <u>all</u> YuMe stockholders.

# VIEX Seeks to Work with Management and Boards to Create Value for Stockholders

➢ Regarding the appointment of Eric Singer and another independent director nominated by VIEX* to the Board of Directors of Numerex Corp:

*"We believe VIEX's\* involvement at Numerex has contributed to a positive change to the Board's composition and are confident that the agreement we have reached today will benefit all Numerex shareholders."*

- Marc Zionts, Chief Executive Officer
March 30, 2016

➢ Regarding the agreement with VIEX to declassify the Board and appoint a new independent director, Maxwell Technologies said:

"*We have appreciated VIEX's input into our business and the constructive dialogue we have had with VIEX's\* founder, Eric Singer…We look forward to adding a new, highly-qualified, independent director to our Board to help oversee the continued successful execution of our strategic plan.*"

- Dr. Franz Fink, Chief Executive Officer/President
March 14, 2016

➢ Regarding the appointment of 2 VIEX nominees to the Board, Axcelis Technologies said:

"*We've appreciated [VIEX's]\* insights into our business and its recommendations on additional steps to enhance stockholder value at the Company, many of which we have acted upon."*

- Mary Puma, Chairman and CEO
March 6, 2015

\* VIEX changed its name from Vertex Capital Advisors, LLC effective 12/28/15

Source: Company press releases

# Overview of YuMe

➢ Founded in 2004, YuMe is a provider of digital video brand advertising solutions.

➢ The business has two major products:
  • A "Demand Platform" that helps brand advertisers find and place digital video advertisements across digital properties – online, mobile and smart TV.
  • A "Supply Platform" that helps digital property owners (such as apps, websites) monetize their content.
  • Both products now have programmatic capabilities that are compliant with industry standards such as RTB 2.2.

➢ YuMe is a leading player in the emerging digital video brand advertising industry.
  • YuMe specializes in the digital video niche, and focuses on TV style brand advertising, which is currently under the secular transition from traditional linear TV to digital devices (smartphones, tablets, smart TV)

➢ YuMe is headquartered in Redwood City, CA, with additional offices located in Atlanta, Boston, Chicago, Los Angeles, New York and eleven cities around the world.

VIEX CAPITAL ADVISORS

# YuMe Has Potential If the Board Is Reconstituted

➢ **YuMe's underlying business has significant potential, but lacks execution**

➢ VIEX's nominees have no intention of changing YuMe's core business model, but will focus on cost control and profitability

*<u>This process should not in any way disrupt the hard work of YuMe's employees or its customer relationships.</u>*

➢ We are concerned the incumbent Board lacks proper oversight of management and lacks a sense of urgency to control costs and generate profits, both of which suppress stockholder value.

> **VIEX STRONGLY BELIEVES GREATER TRANSPARENCY AND REAL ACCOUNTABILITY WILL HELP DRIVE STOCKHOLDER VALUE**

VIEX
CAPITAL ADVISORS

# Poor Total Stockholder Return

# YuMe Stock Has Massively Underperformed Since Its IPO


68% Loss of Value Since IPO
100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
-20.00%
-40.00%
-60.00%
-80.00%
-100.00%
Aug-07-2013
Aug-29-2013
Sep-23-2013
Oct-15-2013
Nov-06-2013
Nov-29-2013
Dec-23-2013
Jan-16-2014
Feb-10-2014
Mar-05-2014
Mar-27-2014
Apr-21-2014
May-13-2014
Jun-05-2014
Jun-27-2014
Jul-22-2014
Aug-13-2014
Sep-05-2014
Sep-29-2014
Oct-21-2014
Nov-12-2014
Dec-05-2014
Dec-30-2014
Jan-23-2015
Feb-17-2015
Mar-11-2015
Apr-02-2015
Apr-27-2015
May-19-2015
Jun-11-2015
Jul-06-2015
Jul-28-2015
Aug-19-2015
Sep-11-2015
Oct-05-2015
YuMe, Inc. (NYSE:YUME) - Share Pricing
NYSE Composite Index (^NYA) - Index Value
S&P TMI Information Technology - Index Value
S&P 500 Internet Software & Services (Industry) Index (^SP500-451010) - Index Value

Source: CapitalIQ
Period: 8/7/2013 (IPO Date) to 10/7/2015 (Date VIEX Filed Its Initial Schedule 13D)

VIEX CAPITAL ADVISORS

# YuMe Stock Has Meaningfully Underperformed Ad Tech Peers Before VIEX Publicly Called For Change

CEO Kadambi explaining why YuMe has repeatedly missed guidance: "*I mean, frankly, I didn't manage this closely enough.*" – 2Q15 August 10, 2015

YuMe, Inc. (NYSE:YUME) - Share Pricing ......... Ad Tech Peers

Source: CapitalIQ
Period: 10/8/2014 to 10/7/2015 (Date VIEX Filed the first 13D)
1-year period was used because of the short trading history of public ad tech companies
Peers include: RUBI, TUBE, FUEL, TRMR, CRTO, SZMK, of which RUBI, TUBE, FUEL, TRMR are "Emerging Growth Companies" (EGCs) under the "Jumpstart Our Business Startups Act" (the "JOBS Act"). Index calculation is based on simple average.



**Disastrous Operational Performance**

# Rapid Decline in Revenue and Astounding Cumulative Losses



Since YuMe's first quarter following its IPO (September 30, 2013) through December 31, 2015, **retained earnings have fallen over 40% from approximately -$27.1 million to approximately -$47.2 million.** YuMe has also incurred approximately $20.1 million in cumulative losses over the same time period.

Source: CapitalIQ

# Industry Peers Are Experiencing Revenue Growth

➢ YuMe's trend notably contrasts that of industry peers:

- TRMR (March 3, 2016): "We delivered record results this quarter, including revenue of $51.8 million on total spend of $67.9 million, **up 24%** and **62%**, respectively, year-over-year."

- TUBE (February 29, 2016): "Total spend **increased 63%** year-over-year to a record $134.5 million."

Source: CapitalIQ; Company Earnings Calls

VIEX
CAPITAL ADVISORS

# Management Has Failed to Deliver Both Topline and Bottom Line Growth in a Fast Growing Industry



➤ RUBI, TUBE, FUEL, TRMR are Emerging Growth Companies (EGC) under the JOBS Act.

➤ Source: CapitalIQ

# Poor Capital Allocation

# YuMe Needs Urgent Board Oversight in Non-Core Investments


$ Millions
Despite Massive Investments, YuMe Generated Little Revenue Outside the US
60.0
50.0
40.0
30.0
20.0
10.0
0
3 months Q1 Mar-31-2012
3 months Q2 Jun-30-2012
3 months Q3 Sep-30-2012
3 months Q4 Dec-31-2012
3 months Q1 Mar-31-2013
3 months Q2 Jun-30-2013
3 months Q3 Sep-30-2013
3 months Q4 Dec-31-2013
3 months Q1 Mar-31-2014
3 months Q2 Jun-30-2014
3 months Q3 Sep-30-2014
3 months Q4 Dec-31-2014
3 months Q1 Mar-31-2015
3 months Q2 Jun-30-2015
3 months Q3 Sep-30-2015
3 months Q4 Dec-31-2015
United States
International

In 2015, YuMe generated $148MM, or 85% of its revenues in the United States. Management has indicated that its core U.S. operations have been generating EBITDA margins in the teens.* If we assume a 10% EBITDA margin for U.S operations, YuMe would have generated ~$15MM of EBITDA from its core U.S. operations in 2015. Yet, in 2015, YuMe lost ~$1.6MM of EBITDA on a consolidated basis. This translates to **a loss of at least $16.6MM of EBITDA from YuMe's non-core operations**.

* Antony Carvalho, 9/9/2015, Citi Global Technology Conference: "I think, reaffirm is that our U.S. business is at the scale necessary. It hasn't reached our long-term operating model requirements that we've put forth in 3 to 5 years of 18% to 20% of EBITDA, but it's reached the scale where we are consistently providing EBITDA in the teens."

VIEX CAPITAL ADVISORS

# YuMe Needs Urgent Board Oversight Over Return on Investments

➢ Using **OUR** money, management opened **ELEVEN** foreign offices.
  - These eleven offices generated **$25.7MM** of revenues in 2015, **DOWN** from **$28.2MM** in 2014. That's **$2.3MM** per office.
  - **$25.7MM** of revenues translates into an EBITDA margin for its non-U.S. core business operations to a whopping **(64.6%)**, at a minimum.
  - **YuMe Board: When you approved the budget to invest in these markets, what was your expected return? What was your payback period? We would like you to supply quantitative evidence to stockholders to justify these investments.**

➢ Using **OUR** money, YuMe has now disclosed its intention to waste between $800,000 and $1.1MM of stockholder resources to oppose our nominees.

# Despite 48% of Revenues Poured into SG&A, Management Has Not Delivered on Customer Acquisition/Retention

Customer Acquisition Stalled, and Customers are Spending Less
# of Customers
Average Spend ($)
1,100
1,000
900
800
700
600
500
400
280,000
260,000
240,000
220,000
200,000
180,000
160,000
140,000
FY12
1Q13 LTM
2Q13LTM
3Q13LTM
FY13
1Q14LTM
2Q14LTM
3Q14LTM
FY14
1Q15LTM
2Q15LTM
3Q15LTM
FY15
Average Spend
Total Advertising Customers

The Same Holds True for Large Accounts
# of Customers
Average Spend ($)
310
290
270
250
230
210
190
170
150
650,000
630,000
610,000
590,000
570,000
550,000
530,000
510,000
490,000
FY12
1Q13 LTM
2Q13LTM
3Q13LTM
FY13
1Q14LTM
2Q14LTM
3Q14LTM
FY14
1Q15LTM
2Q15LTM
3Q15LTM
FY15
Average Spend
Advertising Customers with LTM $100K+ Rev.

- Several important, large customers walked away in 2Q15:
  - "*Our execution issues negatively impacted Q2 spend from a small number of larger accounts in the United States and U.K…this initiative (programmatic) resulted in **missteps with a handful of larger accounts** in our direct channel*." (2Q15, August 10, 2015)

- The Company lost momentum in smaller accounts:
  - Analyst: "Can you talk a little bit about the mix, because what's generally been, at least through 2015, has been a smaller customers, **a larger number of smaller customers that are spending less**."
  - CEO Kadambi's response: "And I think your question about the spending coming from smaller advertisers, it's – 1 quarter doesn't make a trend, but I think what you'll start to see over time is the advertiser **growth number start to moderate a little bit** because, as we've always said, for TV brand budgets, the profile of our customer, **our largest customers who spend more money rather than tens of thousands of little advertisers**." (4Q15, February 18, 2016)

- The programmatic initiative that CEO Kadambi touted to investors over the past two years gained little traction:
  - **What Kadambi said in 2014:** "...we will focus on the initial launch of our programmatic initiatives….We've hired now a team to start putting it together and go-to-market with it...I mean look, this is a **very, very big market**." (4Q13 Feb 27, 2014)
  - **Reality in 2016**: "Our outlook assumes...**minimum programmatic platform revenue contributions**." (4Q15 Feb 18, 2016)



VIEX CAPITAL ADVISORS

Source: Company Earnings Calls

21

# Missed Opportunity With Stock BuyBack



YuMe, Inc. (NYSE:YUME) - Share Pricing

VIEX publicly called for a self-tender of 30% of shares outstanding at $3.50/share ($35MM total).

Analyst: "You sound very confident about the trajectory in 2016 in terms of the EBITDA and the bottom line, why not buy back some of the stock?"

Kadambi : "**Cash is a strategic asset in this environment**."

Board finally approved a meager $10MM buyback program without a clear mandate of execution.

Kadambi : "**we continue to use cash as a strategic asset.**"

- ➤ **Had the Board listened to stockholders in 2015, every stockholder with confidence in the business (including VIEX) would be owning more value through stocks on hand. Now the opportunity to buy back stock at a cheaper price is GONE!**
- ➤ We are not sure what CEO Kadambi meant by "**cash is a strategic asset**."
  Nor are we certain if the Board has a **strategy** to create value for stockholders.

Source: Company earnings calls

VIEX CAPITAL ADVISORS

**Repeatedly Missed Self-Imposed Financial Targets**

# YuMe has Consistently Missed Guidance



YuMe, Inc. (NYSE:YUME) - Share Pricing

"For the full year 2014, we expect revenue in the range of $190 million to $200 million."

Reality: $178MM of revenues in 2014.

"We believe that there will be significant contribution from the programmatic side of the business going forward."

Reality: $1- 2MM of programmatic revenue in 4Q15. Mgmt unwilling to disclose the full year number.

"For full year 2015 we expect revenue in the range of $196 million to $206 million."

Reality: $173.3MM of revenues in 2015, (2.5%) YoY.

Jayant's response to missing guidance: "I mean frankly I didn't manage this closely enough because of the focus on programmatic growth opportunities... Fundamentally on the sale side it's just enthusiasm in programmatic and a little bit of my taking the eye off the ball."

"We continue to believe that our programmatic initiatives will contribute to our 2015 financial performance in a meaningful way."

""For the full year 2015 we continue to expect revenue in the range of $196 million to $206 million."

"For the full year of 2014, we continue to expect revenue to be in the range of $190 million to $200 million."

Reality: $178MM of revenues in 2014.

""For the full year 2014 we expect revenue between $180 million to $190 million."

YuMe, Inc. (NYSE:YUME) - Share Pricing

1

Source: Company earnings calls

VIEX
CAPITAL ADVISORS

# After Losing Credibility, Management Withdrew Annual Guidance and Widened the Guidance Range


Quarterly Guided Revenues ($MM)
YUME Guidance Range
65.0
60.0
55.0
50.0
45.0
40.0
35.0
30.0
1.0
3.0
1.0
2.0
2.0
4.0
2.0
4.0
4.0
6.0
2013Q3
2013Q4
2014Q1
2014Q2
2014Q3
2014Q4
2015Q1
2015Q2
2015Q3
2015Q4
Low End of Guidance
High End of Guidance
The difference between the lower end and higher end of guidance widened to $6MM – against shrinking revenues

- The reason given for withdrawing annual guidance was: "*Due to typical seasonality, starting this quarter, we are revising our outlook policy.*" (2Q15 Aug 10, 2015)

Source: Company Earnings Call

VIEX CAPITAL ADVISORS

# Analysts Were Shocked by the Magnitude of the Miss in 2Q15 – Well, CEO Kadambi Took His Eye Off the Ball

➢ **PiperJaffray**

"*The company's **outlook is disappointing** given that we had **previously expected that revenue could accelerate** into the back half of the year with the roll-out of programmatic. Where we previously expected low double-digit growth in 2H CY15, we are adjusting our model to assume a 15% y/y decline for Q3 and Q4…We expect the weakness to persist over the next few quarters; thus we are **lowering** our CY16 revenue growth expectation **from up 10% to down 1%.**"* - August 10, 2015

➢ **Barclays**

"*We are lowering our 2015 revenue estimates by **18%**, and accordingly our price target goes to $4 from $6…We are lowering our 2015 revenue estimate to **$168M** from **$204M**, and our EBITDA goes to **$(6M)** from **$3M**.*" - August 11, 2015

➢ **Deutsche Bank**

"*We've been **dead wrong** recommending YuMe to date, but its 0.6x EV/GP multiple is the lowest in ad tech, somewhat deservedly…We have reduced our 2016 revenue and EBITDA estimates by **18% ($37m)** and **$2m** respectively. We have also reduced our price target to $4 from $7.*" - August 27, 2015

Source: Analyst Reports

# Six Months Later, Analysts Still Remain Shell-Shocked and Thus Skeptical

➢ **PiperJaffray**

*"If the company can show another quarter or two of revenue upside, we believe investors* ***may*** *start to give the company credit for the* ***potential*** *of accelerating growth in 2H16. We maintain our* ***Neutral*** *rating with a* ***price target of $3****."* - February 18, 2016

➢ **Barclays**

*"However, we believe the* ***competitive landscape*** *remains* ***very challenging****, as consolidation in ad tech more broadly accrues to large scale players like Google, Facebook, and Yahoo. Therefore,* ***upside may still be limited from here****. We are maintaining our* ***Equal Weight*** *rating and* ***$4 price target****."* - February 19, 2016

➢ **Deutsche Bank**

*"This was the best quarter in a while* ***vs. relatively muted expectations****… Despite delivering upside to consensus and guidance,* ***revenue declined by 6% Y/Y*** *in 4Q15. Guidance for 1Q16 assumes* ***another 8% decline*** *at the* ***high end*** *of the revenue range."* - February 19, 2016

Source: Analyst Reports

# Lack of Alignment of Interests with Stockholders

- Poor Compensation Practices
- Massive Dilution
- No Skin in the Game

# YuMe's Executive Compensation Practices are Clearly Not Aligned with Stockholders

**Fiscal Year 2015 ended up being the worst year in the Company's history.**



Source: Company filings

## 2015 – Worst Year in Company's History but Management is Rewarded Handsomely

➢ In 2015, the Company's three named executive officers earned, in the aggregate, approximately $3.94 million, despite the Company suffering net losses of approximately $16.75 million – the worst year in the Company's history.

➢ **2015 compensation for YuMe NEOs increased ~26% from 2014**. In 2014, the Company's three named executive officers earned, in the aggregate, approximately $2.9 million, while the Company suffered net losses of approximately $8.75 million.

➢ Despite abysmal fiscal 2015 operating performance, a period during which all of the analysts following YuMe downgraded the Company's stock, financial targets were missed and the stock declined by nearly 50%, the Board shockingly rewarded management by granting nearly 2% of the Company's stock to its top five executives.

# Despite ~40% Drop in Stock Price in 2015, the Board Decided to Give CEO Kadambi a 38% Raise



Source: CapitalIQ

# Stock Compensation Ballooned **+177%** While Stock Price Extended Its Precipitous Decline **-65%**



Source: CapitalIQ

# Management Continues to Dilute Stockholders Despite Failing to Grow the Business



Source: CapitalIQ

# Evergreen Provision in Equity Incentive Plan Leads to Massive Dilution of Stockholders

YuMe initially reserved 2,000,000 shares of its common stock for issuance under the 2013 Equity Incentive Plan, but shares reserved for issuance increase on January 1 of each year until 2023 by the lesser of:

**(i)** <u>**5% of the number of shares issued and outstanding on December 31 immediately prior to the date of increase or**</u>

**(ii)** <u>**Such number of shares as may be determined by the Board**</u>



**Public stockholders have never voted on this plan**

The Company has already registered approximately 10.1 million shares of common stock subject to options or other equity awards issued or reserved for future issuance under the Company's equity incentive plans, constituting almost 30% of the Company's outstanding stock as of February 29, 2016.

# We Are Confounded by the Board's Rationale

➢ Board nominee Craig Forman serves on the Compensation Committee (since July 2015)

➢ "In 2015, the Compensation Committee reviewed and assessed our general compensation philosophy, which is **intended to align** with our core values, **yearly performance**, and our **stockholder interests**, as well as to effectively balance our short- and long-term objectives."

➢ "Under our 2015 Cash Incentive Plan **based on achievement of the performance measures identified by the Compensation Committee** under the 2015 Cash Incentive Plan, Mr. Kadambi and Mr. Sankaran were eligible to receive up to **100%** and 50% of base salary, respectively."



> CEO Kadambi: "*Fundamentally on the sale side it's just enthusiasm in programmatic and a little bit of my taking the eye off the ball.*"

**We believe YuMe's overly generous compensation to its senior executives is a symptom of poor governance and the Board's lack of accountability to its stockholders.**

Source: Company 2015 Proxy Statement

VIEX
CAPITAL ADVISORS

# YuMe Doesn't Disclose Any Compensation Targets…

….yet CEO Kadambi keeps hitting them
despite piling up operating losses!

➢ "*Mr. Kadambi was eligible to receive a discretionary cash bonus in 2013 as determined by the Compensation Committee, based on our achievement of revenue, adjusted EBITDA, margin and strategic objectives. Our Compensation Committee approved payment of Mr. Kadambi's bonus in the amount of $170,000."*

➢ *"Mr. Kadambi received a discretionary cash bonus in 2014 in the amount of $245,000 based primarily on the Company's operational execution, performance against its peers and the continued attainment of strategic goals as determined by the Compensation Committee."*

➢ *"Mr. Kadambi received non-equity incentive plan compensation in 2015 ($224,000)…and a discretionary cash bonus in 2014 based primarily on the Company's performance against its revenue plan, its operational execution and the continued attainment of strategic goals as determined by the Compensation Committee."*

Is YuMe taking advantage of its Jobs Act EGC status, which allows scaled back disclosure, to avoid being accountable to stockholders?

Source: Company Proxy Statements

VIEX
CAPITAL ADVISORS

# Independent Directors Have No Real "Skin in the Game"

➤ YuMe's Board's six independent directors own approximately 1.6% of the Company's outstanding stock, **primarily acquired through equity awards granted to them**.

➤ The incumbent board lacks a meaningful economic interest in holding management accountable. This lack of accountability may contribute to the Board's seemingly lack of commitment to acting in stockholders best interests and maximizing stockholder value.



**VIEX owns almost 10x more stock than the six independent directors combined!**

Source: Company proxy statement

# Independent Directors Also Paid Handsomely Despite Significant Underperformance

2015 compensation includes cash compensation, restricted awards and stock options.

| Director | Total Compensation |
|---|---|
| Mitchell Habib | $ 135,788 |
| Adriel Lares | $ 129,164 |
| Christopher Paisley | $ 138,164 |
| Daniel Springer | $ 129,664 |
| Craig Forman | $ 195,495 |
| Derek Harrar | $ 180,000 |

**$ 908,275**

Source: Company Proxy Statement
*As of May 3, 2016

# Peers Have More Specific Disclosures on Compensation Structures

- **RUBI (EGC, IPO 4/2/2014)**: "For 2015, the performance measures and their weightings were **50% revenue** and **50% adjusted EBITDA**. The adjusted EBITDA target for 2014 was reduced from the 2013 targets because of a strategic decision by our board of directors to increase investment in growth in 2014, which resulted in increased levels of expense in 2014 over 2013. The performance goals are adjusted upwards based on the pro- forma forecasts for any acquired company…Actual revenue performance for the year was $248.5 million, reflecting a 98% year- over- year increase. Actual adjusted EBITDA performance was $59.5 million for the year, reflecting a 211% year- over- year increase. As a result of the combined outperformance in both revenue and adjusted EBITDA, the payouts were 157% of target." – Source: RUBI 2016 Proxy Statement

- **FUEL (EGC, IPO 9/20/2013)**: "The compensation committee determined that funding of the 1H Bonus Plan would be based on achievement of two equally weighted IH financial metrics consisting of specified levels of non- GAAP net revenue ("net revenue") and non- GAAP controllable cash flow (which consists of non-GAAP adjusted EBITDA ("adjusted EBITDA") minus capital expenditures, capitalized software and cash payments for interest and taxes) ("controllable cash flow"). The board of directors made the same funding determination with respect to Mr. Zweben and Dr. John. The 1H Bonus Plan would not be funded unless both financial metrics were achieved at or above threshold levels. If threshold performance was achieved or exceeded, the 1H Bonus Plan could be funded from 50% of target bonus levels to a maximum of 200%, depending on levels of performance achievement. The 1H net revenue metric was achieved at **116%** of target levels, and the 1H controllable cash flow metric was achieved at **115%** of target levels, resulting in funding of the 1H Bonus Plan at **115.5%** of target levels for the component of individual bonuses related to the financial metrics and the individual performance goal component. Each participating NEO's 1H bonus was based on achievement of the financial metrics described above and, except for Mr. Zweben, individual performance goals. Mr. Zweben's 1H bonus was based solely on achievement of the financial metrics." – Source: FUEL 2016 Proxy Statement

# Poor Corporate Governance

# YuMe's Certificate of Incorporation & Bylaws Contain a Number of Stockholder-Unfriendly Provisions

**Classified Board**
- The Board is classified into three separate classes, meaning only one-third of directors are subject to election by stockholders every three years
- Limits the ability of stockholders to hold Directors accountable

**Special Meeting**
- Stockholders may not call special meetings
- Limits the ability of stockholders to effect change

**Written Consent**
- Stockholders may not act by written consent
- Limits the ability of stockholders to effect change

**Super Majority Vote Provisions**
- 66 2/3 vote of all shares outstanding is required to amend the charter / bylaws
- Weakens ability of minority stockholders to elect directors and discourages stockholder activism

VIEX CAPITAL ADVISORS

# YuMe's Corporate Governance is Weak Compared to other Emerging Growth Companies

**YuMe's governance structure is less stockholder-friendly than its peers:**

- YuMe does not have a majority voting requirement for uncontested elections
  - 69% of 579 EGCs that completed their IPOs from 1/1/13 through 12/31/15 required a majority vote in order to elect directors in an uncontested election
- YuMe has combined the roles of CEO and Chairman
  - 62.1% of 557 EGCs that completed their IPOs from 1/1/13 through 12/31/15 separated the role of CEO and Chairman*
- ISS Quickscore 2015





ISS QuickScore
GOVERNANCE
8
Scores indicate decile rank relative to index or region. A decile score of 1 indicates lower governance risk, while a 10 indicates higher governance risk.

Source: February 2016 EGC Corporate Governance Practices Survey by the law firm Morrison & Foerster

VIEX CAPITAL ADVISORS

# Reactive Board

# Any Stockholder Friendly Policies Instituted Recently Have Been Entirely Knee Jerk Reaction to Stockholder Demands

Let's set the records straight:



| **What happened in 2Q15/3Q15** | **What stockholders did** | **What YuMe touts as their achievements** |
|---|---|---|
| In 2Q15, GAAP Operating Expense increased $1.1MM YoY, or 5.1%. In 3Q15, GAAP Operating Expense increased $0.5MM YoY, or 2.1%. | On 9/16/2015, VIEX met with CEO in Las Vegas and questioned ROI metrics, cost structure, capital allocation and stock performance. On 10/7/2015, VIEX publicly demanded more disciplined management of operating expenses. | 9% YoY Decrease in GAAP Operating Expenses |
| Company reported disastrous performance on 8/10/2015. Stock subsequently traded down 47%, from $4.60 to to $2.45 on 9/29/2015. | On 10/7/2015, VIEX publicly demanded: "now is the time for the Issuer to undertake a self tender". | On 2/18/2016, YuMe instituted a $10MM stock repurchase program with no clear mandate of execution. By then, stock has already appreciated over 28% from the low to $3.15. |
| Company reported disastrous performance on 8/10/2015. Stock subsequently traded down 47%, from $4.60 to to $2.45 on 9/29/2015. | On 10/7/2015, VIEX file initial Schedule 13D. | ~18% stock price increase over the last six months vs. Nasdaq Composite (-2.5%), S&P 500 (0.8%) and Russel 2000 (-1.7%) indices* *(Based on closing prices on 10/23/15 and 4/22/16) |

Source: Company filings

# YuMe Takes Stockholder-Friendly Actions ONLY When Confronted with a Proxy Contest

> **…and those actions have been insufficient half-measures**

- Board's decision to pursue a stock repurchase program, which we believe was largely the result of our engagement falls significantly short of the range of $25 million to $35 million called for by multiple large stockholders.

- In their preliminary proxy statement filings on March 25th and April 1st, the YuMe Board recommended "AGAINST" our declassification proposal. While VIEX is pleased the YuMe Board seemingly found governance 'religion' and saw fit to recommend "FOR" our declassification proposal in their definitive proxy statement filing 13 days later, we think stockholders recognize this was an obvious defensive tactic in response to our nomination.

- If the YuMe Board was really interested in embracing accountability they would have presented a management sponsored declassification proposal and sought the super-majority vote requirement required to pass the proposal. It's well recognized that stockholders overwhelmingly support declassified boards. Minimal research into their own stockholder's views would have guided the Board appropriately.

# VIEX Nominees

## Our Nominees Have the Relevant Skills to Maximize Stockholder Value

| Elias N. Nader (Age 50) | • Significant Public Company CFO/Controller Experience<br>• Understands Capital Allocation<br>• Experienced with Segment Reporting and Performance Tracking<br>• Experienced with Financial Forecasting<br>• Extensive Global Restructuring Experience |
|---|---|
| Eric Singer (Age 42) | • Largest stockholder – Interests are directly aligned with all stockholders<br>• Understands Stockholder Accountability<br>• Understands Capital Allocation<br>• Experienced with Optimizing Service Provider Relationships<br>• Experienced with Tracking Performance of Business Segments and Setting ROI Targets<br>• Significant Public Company Board Experience |

VIEX
CAPITAL ADVISORS

# Elias N. Nader

## ➢ Substantial public company audit and accounting experience
- Currently CFO of Sigma Designs (NASDAQ: SIGM), a provider of intelligent media platforms for use in the home entertainment and control markets
- Previously, Corporate Controller of Dionex Corporation, a chromatography company

## ➢ Understands Capital Allocation and Cost Cutting
- Cut $44 million of costs over a year at Sigma Designs
- At Dionex, centralized the accounting & finance teams in Europe to one location in Idstein, Germany.  In Asia, centralized the accounting and finance teams in Singapore; saving the company ~$6M in yearly operating expenses.
- At Dionex, was the Project Manager for ORACLE R12 implementation.  Used inside and outside resources to accomplish this project in a year saving $3.3M in costs.

## ➢ Significant International and Global Restructuring Experience
- Lived and worked in Singapore for Seagate Technology (1.5 years) –was responsible for their manufacturing build-out
- Lived & worked in Munich & the Middle East (2 years) - was CFO of a private aviation firm; responsible for their expansion throughout EMEA.
- IFRS knowledge
- Worked with many governmental agencies in EMEA & Asia
- Excellent relationship with the Economic Development Board of Singapore
- Excellent knowledge of foreign tax laws
- Closed & opened offices for InterWave Communications, Inc.; sold the company to Alvarion Inc. of Tel Aviv (leader of the M&A process)

VIEX
CAPITAL ADVISORS

# Eric Singer

➢ **Significant Financial and Investment Experience**
   - Founder and managing member of VIEX
   - Former co-managing member of Potomac Capital Management III, L.L.C. and Potomac Capital Management II, L.L.C.

➢ **Significant Public Board Experience**
   - Current Director Numerex (NASDAQ: NMRX). Joined board in March 2016 as Company's largest outside stockholder in a constructive settlement.
   - Current Director IEC Electronics (AMEX: IEC). Joined Board in February 2015 as part of a group that replaced entire Board of long underperforming contract manufacturer. Within 90 days, stabilized Company's operating performance and restored profitability.
   - Former Director Meru Networks (NASDAQ: MERU). Appointed to Board in a minority position as a large stockholder as company suffered operating losses consistently since IPO and had an accumulated deficit of over $200 million with a very weak balance sheet.
   - Former Director PLX Technologies (NASDAQ: PLXT).
     - Was seated on Board following overwhelming stockholder support in contested election. Stock price increased from an unaffected price of $4.53 before initial 13D filing to $6.50 sale price in August 2014.
   - Former Chairman of the Board of Sigma Designs (NASDAQ:SIGM).
     - Within six months on the Board, returned SIGM to profitability after five straight quarters of massive operating losses.
     - Settled proxy contest despite significant stockholder support and ISS/Glass Lewis support.
     - Left Board after company was on firm footing with sustained profitability and solid governance framework in place.
   - Former Director Zilog, Inc. (NASDAQ:ZILG).
     - Within one year on Board, returned Company to positive EBITDA despite effects of 2008 recession and market turbulence.

# VIEX Nominees' Plan to Increase Stockholder Value for YuMe

- **Reduce cost structure**
  - Discuss the current process of tracking segment costs; delineate the core profitability of the US operations; outline the path to profitability in international operations
  - Implement stringent metrics to ensure that operating expenses conform to realistic revenue opportunities
- **Evaluate opportunities to immediately increase stockholder value with the Company's overcapitalized balance sheet**
- **Revise compensation practices to align executives interests with those of stockholders, including:**
  - Providing greater transparency of incentive targets with increased disclosure
  - Institute annual Say on Pay vote
- **Improve corporate governance, by seeking to do the following:**
  - Declassify the Board
  - Split the role of Chairman & CEO and appoint an independent Chairman
  - Amend charter to give stockholders a right to call a special meeting, reduce supermajority voting requirements and act by written consent
  - Adopt a majority voting requirement in uncontested director elections

VIEX
CAPITAL ADVISORS

# The Company's Nominees Oversaw Disastrous Performance as Directors at Other Public Companies

**Stock Price $**

Brightcove Inc. (NasdaqGS:BCOV) – Share Pricing

**Derek Harrar joined the BCOV Board on 1/9/2014**

Stock Down **46%**

| | Jan-09-2014 | Apr-22-2016 |
|---|---|---|

Derek Harrar was AVI Partners' (the second largest stockholder of YuMe) nominee to the YuMe Board. They expressed their disappointment over the candidate on 3/29/2016: "The Reporting Persons note that while **Mr. Harrar** is one of the Issuer's two directors up for election at the 2016 Annual Meeting, **its confidence in management has deteriorated to such an extent** that the Reporting Persons plan to support the upcoming vote on **both VIEX's two director candidates** and the Declassification Proposal."



## The Company's Nominees Oversaw Disastrous Performance as Directors at Other Public Companies (Cont'd)



The McClatchy Company (NYSE:MNI) - Share Pricing

Stock Price $

**Craig Forman joined the MNI Board on 7/23/2013**

Stock Down **63%**

# The Company's Nominees Oversaw Disastrous Performance as Directors at Other Public Companies (Cont'd)

Digital Turbine, Inc. (NasdaqCM:APPS) - Share Pricing

Stock Price $

Craig Forman joined the APPS Board on 3/9/2015 through the Appia/Digital Turbine deal

Stock Down **75%**

Mar-09-2015

Apr-22-2016

# The Company's Nominees Oversaw Disastrous Performance as Directors at Other Public Companies (Cont'd)

**Stock Price $**

YuMe, Inc. (NYSE:YUME) - Share Pricing

**Craig Forman joined the Board on 7/6/2015**

Stock Down **38%**

VIEX filed 13D

| | | |
|---|---|---|
| 5.50 | | |
| 5.00 | | |
| 4.50 | | |
| 4.00 | | |
| 3.50 | | |
| 3.00 | | |
| 2.50 | | |

Jul-06-2015              Oct-07-2015

**Fellow stockholders, do you want to own another $1 stock?**



# Why is Change Needed Now?

- ➤ **Board Has Been Incapable of Generating Stockholder Return**
  - On August 7, 2013, YuMe began trading at $9.00 per share. From that date until October 6, 2015, one trading day prior to the filing of our Schedule 13D, YuMe's stock price had declined by **~68%**.
  - Since the IPO through December 31, 2015, YuMe has significantly underperformed against the NYSE Composite Index, S&P Information Technology Index and the S&P Internet Software & Services Index.

- ➤ **Board Failed to Act Despite the Company's Disastrous Operational Performance**
  - Since September 30, 2013, YuMe's first quarter following its IPO, through December 31, 2015, YuMe's retained earnings have fallen over **40%**. YuMe has also incurred approximately **$20.1 million** in cumulative losses over the same time period.

- ➤ **Board Has Mismanaged Capital Allocation**

- ➤ **Board Has Failed to Align Management's Interests with Stockholders**
  - From 2013 to 2015, CEO Kadambi has been paid almost **$5 million**, while the Company has suffered approximately **$20.1 million** in cumulative losses since its IPO in August 2013.
  - Since the IPO, YuMe has registered approximately **10.1 million** shares of common stock subject to options or other equity awards issued or reserved for future issuance under the Company's equity incentive plans, constituting almost **30%** of the Company's outstanding stock as of February 29, 2016.

- ➤ **We Need a Proactive Board at YuMe – Not a Reactive Board**
  - We need a Board that feels **a sense of urgency** to act to address the significant challenges facing the Company, **NOT** a Board that takes action only when challenged with a proxy fight.

- ➤ **Our Nominees Will Act in Your Best Interest**
  - We will **NOT** tolerate the **mismanagement** and **failure** that has plagued YuMe since its IPO. Rather, we will be a powerful and relentless driving force for accountability and positive change.

### Real Change and Board Accountability is Needed Now!


Vote the **GOLD** Proxy Card




Appendix

# VIEX Nominee Biographies

**Eric Singer**, age 42, has served as the managing member of each of VIEX GP, LLC, the general partner of VIEX Opportunities Fund, LP – Series One ("Series One") and VIEX Opportunities Fund, LP – Series Two ("Series Two"); VIEX Special Opportunities GP II, LLC, the general partner of VIEX Special Opportunities Fund II, LP ("VSO II"); and VIEX Capital Advisors, LLC, the investment manager of Series One, Series Two, VSO II, and certain other investment funds, since May 2014. The principal business of Series One, Series Two and VSO II is investing in securities. From March 2012 until September 2014, Mr. Singer served as co-managing member of Potomac Capital Management II, LLC, the general partner of Potomac Capital Partners II, LP ("PCP II"), and Potomac Capital Management III, LLC, the general partner of Potomac Capital Partners III, LP ("PCP III"), and served as an advisor to Potomac Capital Management, LLC and its related entities from May 2009 until September 2014. The principal business of PCP II and PCP III was investing in securities. From July 2007 to April 2009, Mr. Singer was a senior investment analyst at Riley Investment Management, after managing private portfolios for Alpine Resources, LLC from January 2003 to July 2007. Mr. Singer currently serves on the board of directors of Numerex Corp., a provider of managed machine-to-machine (M2M) enterprise solutions enabling the Internet of Things (IoT), since March 2016; TigerLogic Corporation, a global provider in engagement solutions, including Postano social media aggregation, display and fan engagement platforms, and the Omnis mobile development platform, since January 2015; and IEC Electronics Corp., a provider of electronic manufacturing services to advanced technology companies primarily in the military and aerospace, medical, industrial, and communications sectors, since February 2015. Mr. Singer previously served as a director of Meru Networks, Inc., a Wi-Fi network solutions company, from January 2014 until January 2015; PLX Technology, Inc., a semiconductor company, from December 2013 until its sale in August 2014; Sigma Designs, Inc., a semiconductor company, from August 2012 until December 2013, including as its Chairman of the Board from January 2013 until December 2013; and Zilog Corporation, a semiconductor company, from August 2008 until its sale in February 2010.

# VIEX Nominee Biographies

**Elias N. Nader**, age 50, has served as chief financial officer and secretary of Sigma Designs, Inc. ("Sigma Designs"), a provider of intelligent media platforms for use in the home entertainment and control markets, since April 2014. Mr. Nader previously served as Sigma Designs' interim chief financial officer and secretary from March 2013 to April 2014, and as its corporate controller from October 2012 to March 2013. Prior to joining Sigma Designs, Mr. Nader served as a chief financial officer consultant with various companies in Europe and the Middle East from October 2011 to September 2012. From June 2010 to September 2011, Mr. Nader served as group chief financial officer with Imperial Jet, a VIP business aircraft company based in Europe and the Middle East. From June 2005 to June 2010, Mr. Nader served as corporate controller at Dionex Corporation, a chromatography company.